Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

July 11, 2024

Re:	Chagee Holdings Limited (CIK: 0002013649) Responses to the Staff’s Comments on the Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 3, 2024

Confidential

Stephen Kim

Suying Li

Rebekah Reed

Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Chagee Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 2, 2024 on the Company’s Amendment No. 2 Draft Registration Statement on Form F-1 confidentially submitted on June 3, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 3 to the Draft Registration Statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms not defined herein shall have the meaning given to them in the Revised Draft Registration Statement.

Along with this submission, the Company also included its unaudited consolidated financial statements for the three months ended March 31, 2024 in the Revised Draft Registration Statement.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted June 3, 2024

Prospectus Summary

Permissions Required from the PRC Authorities for Our Operations and This Offering, page 12

1.	Please revise your statement that "...our PRC subsidiaries have obtained all requisite licenses, permits and registrations from the PRC government authorities for our primary business operations in China" to delete the reference to "primary" business operations, as this disclosure should cover your business operations. Also reconcile such revised disclosure with your disclosure that certain teahouses have not completed "required as built acceptance fire safety filing and fire safety inspection." Additionally, please state affirmatively whether any permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business have been denied; in this regard, we note that your current disclosure refers only to the lack of denials related to "food operation licenses granted by the Administration for Market Regulation" and "registration with the Department of Commerce."

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Revised Draft Registration Statement.

Risk Factors

Risks Relating to the ADSs and This Offering, page 56

2.	We note that you have removed risk factor disclosure regarding forum selection provisions in your post-offering amended and restated memorandum and articles of association and deposit agreement, but disclosure at pages 152-153 continues to indicate that your amended and restated memorandum and articles of association will contain an exclusive forum provision. If true, please restore a risk factor that describes this provision, identifies any risks or other impacts on investors, and addresses any uncertainty about enforceability.

The Company advises the Staff that its post-offering amended and restated memorandum and articles of association will, subject to approval of its shareholders, contain an exclusive forum provision, while its deposit agreement with the depositary bank will not. In response to the Staff’s comment, the Company has revised its risk factor disclosure regarding forum selection provisions in its post-offering amended and restated memorandum and articles of association on page 66 of the Revised Draft Registration Statement.

Related Party Transactions, page 148

3.	We note your response to prior comment 11 and reissue in part. Revise the cross-referenced "History of Securities Issuances and Repurchases" section at page 158 to identify the beneficial owners of the listed entities, so that investors better understand the nature of your relationship with these related parties. For example, we note from your revisions in response to prior comment 11 that your employees beneficially own certain of the entities identified at page 158. Additionally, identify the "company ultimately controlled by a supervisory board member of Beijing Chagee."

In response to the Staff’s comment, the Company has revised the disclosure on pages 154 and 164 of the Revised Draft Registration Statement.

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July 11, 2024	2

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) and Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Junjie Zhang, Chief Executive Officer
Chagee Holdings Limited

Ms. Shuang Zhao, Partner
Cleary Gottlieb Steen & Hamilton LLP

Mr. Robert Derrett, Partner
PricewaterhouseCoopers Zhong Tian LLP

July 11, 2024	3